

August 15, 2012

Via E-mail
Mr. Matthew K. Szot
Chief Financial Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

> **Re:** **S&W Seed Company**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed September 27, 2011**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2011**
> **Filed February 8, 2012**
> **File No. 001-34719**

Dear Mr. Szot:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Lyn Shenk

         Lyn Shenk
         Branch Chief